GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                                                    May 12, 1999


BIL Securities (Offshore) Limited
c/c Brierley Investments Limited
Level 6 Colonial Building
22-24 Victoria Street
Wellington, New Zealand


Gentlemen:


     This will confirm our agreement with respect to the matters set forth below.

1. Exchange of Note for Stock. Effective as of the date of this letter agreement BIL Securities (Offshore) Limited, a Company organized under the laws of New Zealand ("BIL" or "you") will exchange, transfer, assign and surrender all of BIL's right, title and interest in, to and under that certain 7.7% Note due April 1, 2001, dated December 10, 1996, in the original principal amount of $4,000,000, given by Graham-Field Health products, Inc. (the "Company") to BIL, end the obligations evidenced thereby, and in consideration therefor the Company will issue, sell and convey to BIL 2,036 fully-paid, validly-issued, nonassessable shares of its Series D Preferred Stock, par value $.01 per share (the "Series D Shares"). The Series D Shares will be issued pursuant to a Certificate of Designations In the form of attached as Annex A, a copy of which will have been duly executed, acknowledged and filed in accordance with the requirements of the General Corporation Law of the State of Delaware. BIL represents and warrants that it is the sole owner of the Note, that the Note has not been pledged or assigned and that no other person or entity has any claim on or interest in the Note. All of BIL's rights in respect of accrued unpaid interest on the Note will be conveyed with the Note and accordingly no further payments of Interest or principal will be made on the Note.

2. Deliveries. In order to give effect to the foregoing, (i) BIL will deliver to the Company (x) the original Note, marked "CANCELLED" and (y) a duly executed Release and Waiver in the form attached as Annex B; and (ii) The Company will deliver to BIL a certificate in respect of the Series D Shares, in proper form to convey title to the Series D Shares to BIL free and clear of liens, encumbrances, security agreements, claims, charges, restrictions, or other interests. These deliveries shall take place at the principal business offices of the Company at 81 Spence Road, Bay Shore, New York, or at such other time and place as BIL and the Company may agree, not later than 5:00 P.M on Friday, May 14, 1999.

3. Securities Law Matters. You represent and agree that you are acquiring the Series D Shares for investment purposes only and not with a view to any resale or distribution, that future transfers of the Series D Shares wil be subject to restritions imposed under the federalsecurities laws and that any certificates issued in respect of the Series D Shares will bear legends in customary form reflecting those restrictions.

4, Stockholders Agreement. The Series D Shares shall be subject to the provisions of the Stockholders Agreement, dated as of September 3, 1996 as amended and as may be further amended


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from time to time in the future, among the Company,  BIL and Irwin Selinger,  as if those shares were shares of Common Stock.

5. Representations and Warranties of the Company.

     (a) The Company has the power, authority and legal capacity to enter into this letter agreement and to perform all of its obligations hereunder. This letter agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms.

     (b) The execution and delivery of this letter agreement and the consummation of the transactions provided for herein will not result in default under or cancellation or termination of any material contract, agreement commitment or engagement of the Company.

6. Indemnification.

     (a) The Company shall indemnify, save and hold harmless BIL, its affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended) and their respective successors and assigns from and against any loss, liability or expense (including without limitation reasonable attorneys' fees) sustained or incurred by any of them resulting from or arising out of or by virtue of any breach of any representation, warranty or covenant of the Company in this letter agreement.

     (b) BIL shall indemnify, save and hold harmless the Company, its affiliates and their respective successors and assigns from and against any loss, liability or expense (including without limitation reasonable attorneys' fees) sustained or incurred by any of them resulting from or arising out of or by virtue of any breach of any representation, warranty or covenant of BIL in this letter agreement.

7. Miscellaneous.

     (a) This letter agreement replaces and supersedes all prior agreements and negotiations between BIL and the Company with respect to the subject matter hereof and constitutes the entire agreement of BIL and the Company with respect to such subject matter.

     (b) This letter agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of laws principles.

     (c) This letter agreement shall inure to the benefit of and be binding upon BIL, the Company and their respective successors and assigns.

                             *      *      *

     If the foregoing accurately reflects your understanding of our agreement, kindly so indicate by signing in the space provided below, whereupon this letter agreement will constitute the binding obligation of the Company and BIL.

                                Very truly yours,


                                GRAHAM-FIELD HEALTH PRODUCTS, INC


                                By: /s/ [ILLEGIBLE]
                                    ------------------------------
                                    [ILLEGIBLE]
                                    Senior Vice President

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Accepted and agreed as of the
date first written above:

 BIL SECURITIES (OFFSHORE)
   LTMITED

By: /s/ Rupert Morley
    --------------------------
    Rupert Morley

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